

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Ryan Preblick
Chief Financial Officer
Indivior PLC
234 Bath Road, Slough, Berks, SL1 4EE
United Kingdom

Re: Indivior PLC
Amendment No. 3 to Draft Registration Statement on Form 20-F
Submitted March 10, 2023
CIK No. 0001625297

Dear Ryan Preblick:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 20-F, submitted March 10, 2023

Risk Factors
Risks Related to our Group and its Business
Compliance with the terms and conditions of our Corporate Integrity Agreement..., page 14

1. We note your revised disclosure on page 15 that the Group's Board of Directors has reviewed the effectiveness of the Group's "Compliance Measures." Please clarify whether "Compliance Measures" is a defined term and, if so, please revise your disclosure to define this term in the first instance. Additionally, we note that you have removed the following sentence from the registration statement, "The FTC Order contains notice and reporting requirements over a 10 year period related to certain activities, including product switching conduct and filing of a Citizen Petition." Please tell us why this disclosure has

been removed.

Risks Related to Intellectual Property
We may incur substantial costs as a result of litigation or other proceedings relating to patents
and other intellectual property rights..., page 34

2. We note the removal here of your disclosure regarding the U.S. District Court for the
District of Delaware's ruling in June 2016 that certain claims in your Patent 8,475,832
were invalid and that you intend to file a notice of appeal in regard to aspects of that
decision. With a view toward disclosure, please tell us whether the notice of appeal was
filed and the status of that proceeding. To the extent material, please include risk factor
disclosure regarding any adverse impact that this ruling may have on your business.

Business Overview
Research and Development
Long term pipeline
OPNT004 - Drinabant Injection for Acute Cannabinoid Overdose ("ACO"), page 82

3. We note your disclosure that an exclusive global licensing agreement was signed with
Sanofi for the development and commercialization of drinabant for the treatment of ACO.
Please revise your disclosure to quantify any milestone payments and up-front payments
paid to date, and potential milestone and royalty obligations. Additionally, please file the
agreement with Sanofi as an exhibit to your registration statement or tell us why you
believe such filing is not required.

    You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please
contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other
questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Life Sciences

cc: Michael Levitt, Esq.